UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K
☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2019
OR
☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ______________ to ________________
Commission file number 1-03480
MDU RESOURCES GROUP, INC.
401(k) RETIREMENT PLAN
(Full title of the plan)
MDU RESOURCES GROUP INC
(Name of issuer of securities held pursuant to the plan)
MDU RESOURCES GROUP, INC.
1200 WEST CENTURY AVENUE
P.O. BOX 5650
BISMARCK, NORTH DAKOTA 58506-5650
(Address of the plan and address of the issuer’s principal executive offices)

CONTENTS

Required Information	Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits - December 31, 2019 and 2018	2

Statement of Changes in Net Assets Available for Benefits - Year Ended December 31, 2019	3

Notes to Financial Statements	4

Supplemental Schedules:

Schedule H, Line 4a - Schedule of Delinquent Participant Contributions - Year Ended December 31, 2019	12

Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2019	13

Exhibit Index	14

Signature	15

Exhibit:

Consent of Independent Registered Public Accounting Firm

Note: All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm
To the Employee Benefits Committee and Plan Participants of MDU Resources Group, Inc. 401(k) Retirement Plan:
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the MDU Resources Group, Inc. 401(k) Retirement Plan (the "Plan") as of December 31, 2019 and 2018, and the related statement of changes in net assets available for benefits for the year ended December 31, 2019, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019 and 2018, and the changes in net assets available for benefits for the year ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Information
The supplemental information in the accompanying schedules of (1) Schedule H, Line 4a - Schedule of Delinquent Participant Contributions for the year ended December 31, 2019, and (2) Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2019 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its forms and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.
/s/ Baker Tilly Virchow Krause, LLP
We have served as the Plan's auditor since 2007.
Minneapolis, Minnesota
June 12, 2020

MDU Resources Group, Inc.
401(k) Retirement Plan
Statements of Net Assets Available for Benefits

December 31,	2019	2018
Assets:
Investments:
Investments at fair value (Note 5)	$1,035,171,096	$828,484,925
Fully benefit-responsive investment contract at contract value (Note 4)	92,508,328	90,717,946
Cash equivalents (Note 3)	2,432,596	2,725,232
Total investments	1,130,112,020	921,928,103
Receivables:
Employer contributions	27,154,256	20,398,866
Participant contributions	435,894	412,895
Notes receivable from participants	26,397,205	26,320,950
Dividends	1,402,117	1,455,080
Other receivables	66,731	48,816
Total receivables	55,456,203	48,636,607
Total assets	1,185,568,223	970,564,710
Liabilities:
Accrued expenses	61,794	75,261
Excess contributions payable	2,111	4,806
Total liabilities	63,905	80,067
Net assets available for benefits	$1,185,504,318	$970,484,643

The accompanying notes are an integral part of these financial statements.

MDU Resources Group, Inc.
401(k) Retirement Plan
Statement of Changes in Net Assets Available for Benefits
Year ended December 31, 2019

Additions to Net Assets Attributed to:
Investment income:
Dividends from Company stock	$5,758,627
Interest and dividends	14,442,473
Net realized/unrealized appreciation in fair value of investments	194,110,880
Total investment income	214,311,980
Interest income on notes receivable from participants	1,374,076
Contributions:
Employers	50,949,549
Participants	49,702,165
Participant rollovers	8,996,896
Total contributions	109,648,610
Total additions	325,334,666
Deductions from Net Assets Attributed to:
Distributions to participants	109,975,566
Administrative expenses	339,425
Total deductions	110,314,991
Net increase in net assets available for benefits	215,019,675
Net assets available for benefits at beginning of year	970,484,643
Net assets available for benefits at end of year	$1,185,504,318

The accompanying notes are an integral part of these financial statements.

MDU Resources Group, Inc.
401(k) Retirement Plan
Notes to Financial Statements
December 31, 2019 and 2018
Note 1 - Description of the Plan
The following description of the MDU Resources Group, Inc. 401(k) Retirement Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General
The Plan, formerly the MDU Resources Group, Inc. Tax Deferred Compensation Savings Plan, was initially adopted by the Board of Directors of MDU Resources Group, Inc. (the Company) on August 4, 1983, to be effective January 1, 1984, as a defined contribution plan. On May 25, 2006, the Plan designated the portion of the Plan invested in MDU Resources Group, Inc. Common Stock Fund as an Employee Stock Ownership Plan (ESOP). Effective January 1, 2017, the Plan was restated and reverted to, and will be maintained as, a single employer plan.
The Company and any of its direct or indirect subsidiaries that participate in the Plan are the Employers (the Employers). The fiscal year of the Plan is the calendar year. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.
The Board of Directors of the Company may, at any time, amend or modify the Plan. The Company has delegated to the Employee Benefits Committee (the Committee) the authority to amend or modify the Plan; however, certain amendments identified in the Plan document are subject to approval by the Board of Directors of the Company.
Although it has not expressed any intent to do so, the Board of Directors of the Company has the right under the Plan to discontinue its contributions, at any time, and to terminate the Plan subject to the provisions of ERISA. The Board of Directors or governing entities of any Employer may, at any time, terminate participation in the Plan with respect to such Employer. In the event of a Plan termination, participants would become 100 percent vested in their employer contributions.
The Committee is the Plan administrator. The Committee consists of the Chief Financial Officer of the Company and other individuals appointed by the Chief Executive Officer of the Company who are employed by the Company or a subsidiary of the Company. The recordkeeper of the Plan is John Hancock Retirement Plan Services (the Recordkeeper). The trustee of the Plan is John Hancock Trust Company (the Trustee).
Eligibility
Generally, employees may participate in the Plan upon hire if they are at least 18 years of age and a regular full-time employee or part-time employee with at least 1,000 hours of service in a year. A Davis-Bacon employee, an individual who is subject to the Davis-Bacon Act, who is employed on an occasional or temporary basis and who otherwise meets the eligibility requirements shall become a participant upon the completion of one hour of service.
Deferred Savings Contributions
The Plan allows a participant to contribute, by payroll deduction, any whole percentage of the participant's eligible compensation for each pay period, subject to the following maximum percentages of 50 percent of eligible compensation if the participant is not a highly compensated employee and 22 percent of eligible compensation if the participant is a highly compensated employee, up to a maximum pre-tax deferral contribution of $19,000 for the 2019 Plan year. The Plan provides an automatic deferral election feature and an automatic deferral escalation feature, which increases the participant's deferral percentage by one percent annually until the participant's deferral percentage reaches 15 percent, unless the participant opts out. Additionally, the Plan allows a participant who is eligible to make pre-tax deferral contributions and will have attained age 50 before the close of the Plan year to make elective catch-up deferrals. The maximum catch-up deferral for 2019 was $6,000.
Employer Matching Contributions
Each participant’s Employer may elect to provide a matching contribution, equal to a percentage of such participant’s pre-tax deferral contributions up to a specified percent of the participant’s annual compensation as provided under the Plan or as adopted by the Employer and approved by the Committee. All matching contributions are made in cash to the participant’s Matching Contribution Account and invested as directed by the participant.
Profit Sharing/Retirement Contributions
The Employer, in its sole discretion and subject to the Committee's approval, may make either profit sharing or retirement contributions, or both to the Plan on behalf of participants employed by that Employer. Participants may choose to invest profit sharing/retirement contributions allocated to their individual accounts in any or all of the available investment options. Profit sharing/retirement contributions totaling $32.9 million were credited to participant accounts for the year ended December 31, 2019.

Rollover Contributions
The Plan accepts rollover contributions from eligible retirement plans, including after-tax employee contributions.
Participant Accounts
The Employers remit all authorized contributions made by the participants to the Trustee to be held in trust and invested for the respective accounts of the participants, pursuant to the terms of a trust agreement effective January 1, 1998, as amended. Individual accounts are maintained for each participant of the Plan. Each participant’s account is credited with deferred savings contributions, employer matching contributions, profit sharing/retirement contributions, rollover contributions and allocated investment earnings and losses.
Investment Options
An election is made by each participant to allocate contributions in one percent increments to any or all of the following 26 investment options available as of December 31, 2019:

•	MDU Resources Group, Inc. Common Stock Fund (MDU Resources Stock Fund)

•	New York Life Insurance Anchor Account - Stable Value Fund

•	American Funds - EuroPacific Growth Fund - International Growth Mutual Fund

•	Artisan Mid Cap Fund - Mid-Cap Growth Mutual Fund

•	BlackRock Inflation Protected Bond Fund - Inflation Protected Bond Fund

•	BlackRock U.S. Debt Index T Fund - Income Bond Collective Trust Fund

•	DFA International Value Portfolio Fund - International Value Mutual Fund

•	Dodge & Cox Balanced Fund - Growth and Income Mutual Fund

•	Fidelity Small Cap Index Fund - Small Cap Index Fund

•	Loomis Sayles Core Plus Fixed Income Fund - Income Collective Trust Fund

•	Principal Diversified Real Asset Fund - Real Asset Mutual Fund

•	T. Rowe Price Institutional Large Cap Growth Fund - Growth Mutual Fund

•	T. Rowe Price U.S. Equity Research Fund - Growth Mutual Fund

•	T. Rowe Price Retirement 2010 Fund - Growth and Income Mutual Fund

•	T. Rowe Price Retirement 2015 Fund - Growth and Income Mutual Fund

•	T. Rowe Price Retirement 2020 Fund - Growth and Income Mutual Fund

•	T. Rowe Price Retirement 2025 Fund - Growth and Income Mutual Fund

•	T. Rowe Price Retirement 2030 Fund - Growth and Income Mutual Fund

•	T. Rowe Price Retirement 2035 Fund - Growth and Income Mutual Fund

•	T. Rowe Price Retirement 2040 Fund - Growth and Income Mutual Fund

•	T. Rowe Price Retirement 2045 Fund - Growth and Income Mutual Fund

•	T. Rowe Price Retirement 2050 Fund - Growth and Income Mutual Fund

•	T. Rowe Price Retirement 2055 Fund - Growth and Income Mutual Fund

•	T. Rowe Price Retirement 2060 Fund - Growth and Income Mutual Fund

•	T. Rowe Price Retirement Balanced Fund - Growth and Income Mutual Fund

•	Vanguard Institutional Index Fund - Growth and Income Mutual Fund
If a participant does not specify how contributions to their account are to be invested, they will automatically be invested in the applicable T. Rowe Price Retirement Fund most closely aligned with the year the participant turns age 65.
Contributions to the MDU Resources Stock Fund are used by the Trustee to purchase shares of MDU Resources Group, Inc. common stock directly on the open market or to purchase shares of authorized but unissued common stock directly from the Company if the Company chooses to issue new stock.
Vesting
A participant’s interest in their Savings Contribution Account, Matching Contribution Account, Rollover Account, and ESOP Account is at all times fully vested and nonforfeitable. Generally, a participant’s interest in a Profit Sharing/Retirement Contribution Account is 100 percent vested after completing three years of service; however, certain grandfathered vesting schedules are maintained due to plan mergers. Participants are 100 percent vested in the dividends paid on the MDU Resources Common Stock Fund regardless of years of service. Participant accounts are valued on a daily basis.
Distributions and Withdrawals
The amount credited to participant accounts shall become payable to the participant or the participant’s beneficiary/beneficiaries, as applicable, upon death, retirement, disability, or other termination of employment with the Employers. The distribution of such amounts will be in accordance with the Plan, based on the method of payment elected by the participant or designated beneficiary/beneficiaries. Generally, the Plan only allows single-sum distributions or annual installments over a period of time, not to exceed five years; however, certain grandfathered distribution features are maintained due to plan mergers.
Distributions with respect to investment options other than the MDU Resources Stock Fund are in the form of cash. Distributions with respect to the MDU Resources Stock Fund may be in the form of cash or in the form of MDU Resources Group, Inc. common stock. Distributions of fractional shares are in the form of cash. Any MDU Resources Group, Inc. common stock included in a direct transfer to an individual retirement account or other qualified plan will be electronically transferred to the individual retirement account or to the qualified plan’s custodian.
A participant may make in-service withdrawals (hardship or age 59 1/2) under certain conditions. Distributions from a participant’s Rollover Account may be elected at any time.
Notes Receivable from Participants
A participant may be eligible to obtain a loan from the Plan. The maximum amount available for a loan is the lesser of $50,000 or one-half of the participant’s vested account balance, subject to certain limitations. Loans must be repaid over specified periods generally through payroll deduction and bear interest at a commercially reasonable rate in effect at the time the loan is made, as established by the Committee.
Forfeited Accounts
Forfeited non-vested accounts are used to reinstate reemployed participant accounts, reduce employer contributions to the Plan, and reduce administrative expenses incurred by the Plan. Forfeited non-vested accounts totaled approximately $71,000 and $79,000 at December 31, 2019 and 2018, respectively. Approximately $880,000 in forfeitures were used to reduce employer contributions for the year ended December 31, 2019.
Note 2 - Summary of Significant Accounting Policies
Basis of Accounting
The financial statements of the Plan are maintained on an accrual basis.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Investment Valuation
Investments held by the Plan are carried at fair value. The Plan’s cash equivalents, common stock and mutual fund investment valuations, as determined by the Trustee, are based on published market quotations.
The fully benefit-responsive investment contract, the New York Life Insurance Anchor Account, is stated at contract value.
There are two collective trust funds, the BlackRock U.S. Debt Index T Fund and the Loomis Sayles Core Plus Fixed Income Fund. Both funds are valued at fair value reported by the fund manager based on the underlying investments within each fund and are expressed in units representing the net asset value of each fund.
For more information on fair value measurements, see Note 5.
Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance, plus any accrued interest. Delinquent notes receivable from participants are recorded as distributions based on the terms of the Plan document. There was no allowance for credit losses recorded at December 31, 2019 and 2018.
Benefit Payments
Distributions to Plan participants are recorded when paid.
Contributions
Employer and participant contributions are recorded by the Plan when received or determined to be receivable. Participant contributions are deposited with the Plan by the Employers through payroll reductions.
Excess Contributions Payable
The Plan is required to return contributions to participants in the event certain nondiscrimination tests and/or contribution limits defined under the Code are not satisfied. At December 31, 2019 and 2018, liabilities of $2,111 and $4,806, respectively, were recorded for amounts refundable to Plan participants and were included in excess contributions payable in the accompanying statements of net assets available for benefits, as well as reduced the participant contributions in the statement of changes in net assets available for benefits.
Administrative Expenses
Administrative expenses of the Plan related to Trustee, recordkeeping, legal and audit fees are paid primarily by the Employers. Fees or commissions associated with each of the investment options other than the MDU Resources Stock Fund are paid primarily by participants as a deduction from the amount invested or an offset to investment earnings and were approximately $4.1 million for the year ended December 31, 2019. Administrative expenses of the Plan were approximately $339,000 for the year ended December 31, 2019, including the MDU Resources Stock Fund commissions, loan fees and terminated participant account fees that were paid by participants through the Plan.
Risks and Uncertainties
Investments, in general, are subject to various risks, including credit, interest rate and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is likely that changes in values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.
Concentration of Investments
The following presents investments that represent 10 percent or more of the Plan’s net assets available for benefits at December 31:

	2019	2018
MDU Resources Stock Fund*	$200,040,342	$173,390,990

*	Indicates a party-in-interest investment.
Other
Securities transactions are recorded on a trade date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded as earned.
Subsequent Events
The Plan has evaluated events or transactions occurring after December 31, 2019, up to the date of issuance of these financial statements.
In March 2020, the World Health Organization declared the outbreak of coronavirus disease 2019 (COVID-19) a pandemic and the President of the United States signed into law the United States Coronavirus Aid, Relief, and Economic Security Act (CARES Act). Measures put in place by governmental leaders to help limit the spread may have a significant impact on economic activity in the near term. As a result, the Committee approved a change to the Plan allowing employees who are financially impacted by COVID-19 and meet certain criteria the option to withdraw up to $100,000 from the Plan. The mandatory withholding percentage does not apply to this withdrawal and the penalty tax for early withdrawal is being waived. An intent to amend the Plan has been signed and provided to the Plan's recordkeeper and trustee.
Effective April 2020, Principal Financial Group began its role as recordkeeper and Principal Trust Company began its role as trustee of the Plan, as previously approved and appointed by the Committee. Coinciding with this transition in the Plan's recordkeeper and trustee, the Plan was amended and restated to include a Roth provision and increase the automatic deferral rate percentage, as well as certain other changes.
New Accounting Standards
Recently issued accounting standards not yet adopted
ASU 2018-13 - Changes to the Disclosure Requirements for Fair Value Measurement In August 2018, the Financial Accounting Standards Board (FASB) issued guidance on modifying the disclosure requirements on fair value measurements as part of the disclosure framework project. The guidance modified, among other things, the disclosures required for Level 3 fair value measurements, including the range and weighted average of significant unobservable inputs. The guidance removed, among other things, the disclosure requirement to disclose transfers between Levels 1 and 2. The guidance was effective for the Plan's annual period beginning on January 1, 2020. Level 3 fair value measurement disclosures should be applied prospectively while all other amendments should be applied retrospectively. The Plan continues to evaluate the effects the adoption of the new guidance will have on its disclosures for the year ended December 31, 2020.
Note 3 - Cash Equivalents
Cash equivalents represent funds temporarily invested in the PIMCO Government Money Market Institutional Fund, which provides liquidity for fund reallocations and distributions of the MDU Resources Stock Fund.
Note 4 - Investment Contract with Insurance Company
The Plan has a fully benefit-responsive investment contract with New York Life Insurance Company (NYL Insurance). NYL Insurance maintains the contributions in a pooled separate account, which is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contract is included in the financial statements at contract value. Contract value represents contributions made under the contract, plus interest and dividends credited, less participant withdrawals and administrative expenses. As of December 31, 2019 and 2018, the contract value of the traditional fully benefit-responsive contract with NYL Insurance was $92,508,328 and $90,717,946, respectively. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The contract has certain restrictions that impact the ability to collect the full contract value. For example, withdrawals due to events initiated by the

Company including, but not limited to, total or partial termination of the Plan, group lay-offs or early retirement incentives, may result in a penalty if these withdrawals exceed limitations defined in the contract. The Company believes that the occurrence of events that would cause the plan to transact at less than contract value is not probable. NYL Insurance may not terminate the contract at any amount less than contract value.
NYL Insurance is contractually obligated to pay the principal and any interest and dividends that have been credited to the Plan. The crediting interest rate is based on a formula agreed upon with the issuer, but may not be less than zero percent. Such interest rates are reviewed not less frequently than quarterly nor more frequently than daily for resetting.
Note 5 - Fair Value Measurements
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date. The FASB Accounting Standards Codification establishes a hierarchy for grouping assets and liabilities, based on the significance of inputs. The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. There are three levels of inputs that may be used to measure fair value:
Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity can access at the measurement date;
Level 2 - inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly; or
Level 3 - unobservable inputs for the asset or liability.
The estimated fair values of the Plan's assets measured on a recurring basis are determined using the market approach and are corroborated using third-party market data. There have been no changes in the methodologies used at December 31, 2019.
Cash equivalents: Valued at the net asset value of shares held by the Plan at year end, based on published market quotations on an active market, or using other known sources including pricing from outside sources. Fair value approximates cost.
Common stock: Valued at the closing price reported on the active market on which the individual securities are traded.
Mutual funds: Valued at the net asset value of shares held by the Plan at year end, based on published market quotations on active markets.
Collective trust funds: Investments in the collective trust funds are valued at fair value reported by the fund managers based on the underlying investments within each fund and are expressed in units representing the net asset value of each fund.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the valuation methods are considered appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. For the year ended December 31, 2019, there were no transfers between Levels 1 and 2.

The Plan's assets measured at fair value were as follows:

	Fair Value Measurements
	at December 31, 2019, Using
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance at December 31, 2019
Assets:
Mutual funds	$792,461,430	$—	$—	$792,461,430
Common stock	200,040,342	—	—	200,040,342
Cash equivalents	2,432,596	—	—	2,432,596
Total assets in the fair value hierarchy	994,934,368	—	—	994,934,368
Collective trust fund investments measured at net asset value	—	—	—	42,669,324
Total assets measured at fair value	$994,934,368	$—	$—	$1,037,603,692

	Fair Value Measurements
	at December 31, 2018, Using
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance at December 31, 2018
Assets:
Mutual funds	$619,247,977	$—	$—	$619,247,977
Common stock	173,390,990	—	—	173,390,990
Cash equivalents	2,725,232	—	—	2,725,232
Total assets in the fair value hierarchy	795,364,199	—	—	795,364,199
Collective trust fund investments measured at net asset value	—	—	—	35,845,958
Total assets measured at fair value	$795,364,199	$—	$—	$831,210,157
Note 6 - Federal Income Taxes
The Internal Revenue Service (IRS) has determined and informed the Company by a letter dated June 6, 2017, that the Plan and related trust are designed for qualification as exempt from federal income taxes in accordance with applicable sections of the Code. Although the Plan has been amended since submitting the determination letter application, the Company believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.
GAAP requires Plan management to evaluate tax positions taken by the Plan. The effects of an uncertain tax position are recognized in the financial statements when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2019 and 2018, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions.
Note 7 - Related-Party Transactions
At December 31, 2019 and 2018, the Plan held 6,733,098 and 7,273,112 shares, respectively, of Company common stock, which qualify as exempt party-in-interest transactions and are allowable under ERISA. During 2019, the Plan purchased approximately 947,425 shares of Company common stock at an aggregate cost of $24.9 million and sold approximately 1,487,439 shares of Company common stock for proceeds of $45.9 million.
Note 8 - Prohibited Transactions
There were no nonexempt prohibited transactions, other than those listed in Schedule H, Line 4a, Schedule of Delinquent Participant Contributions, with respect to the Plan during the year ended December 31, 2019.

Note 9 - Reconciliation of the Financial Statements to the Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

December 31,	2019	2018
Net assets available for benefits per the financial statements	$1,185,504,318	$970,484,643
Deemed distributions	(73,631)	(104,230)
Defaulted loans	(321,647)	(343,471)
Net assets available for benefits per the Form 5500	$1,185,109,040	$970,036,942
The following is a reconciliation of the statement of changes in net assets available for benefits per the financial statements to the Form 5500 for the year ended December 31, 2019:

Net increase in net assets available for benefits per the financial statements	$215,019,675
Change in deemed distributions	30,599
Change in defaulted loans	21,824
Total net income per the Form 5500	$215,072,098

SUPPLEMENTAL
SCHEDULES

MDU Resources Group, Inc.
401(k) Retirement Plan
Employer Identification Number (30-1133956) - Plan Number (004)
Schedule H, Line 4a - Schedule of Delinquent Participant Contributions
Year Ended December 31, 2019

Participant Contributions Transferred Late to Plan	Total that Constitute Nonexempt Prohibited Transactions
Check here if Late Participant Loan Repayments are included: ☐	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51
$190	—	$190	—	—

MDU Resources Group, Inc.
401(k) Retirement Plan
Employer Identification Number (30-1133956) - Plan Number (004)
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2019

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
*	MDU Resources Group, Inc. Common Stock	6,733,098 shares	**	$200,040,342
	Mutual Funds:
	American Funds - EuroPacific Growth Fund	715,553 units	**	39,748,944
	Artisan Mid Cap Fund	1,039,905 units	**	41,450,594
	BlackRock Inflation Protected Bond Fund	762,958 units	**	8,255,207
	DFA International Value Portfolio Fund	888,425 units	**	15,751,773
	Dodge & Cox Balanced Fund	926,993 units	**	94,182,498
	Fidelity Small Cap Index Fund	2,850,599 units	**	59,948,090
	Principal Diversified Real Asset Fund	16,228 units	**	188,894
	T. Rowe Price Institutional Large Cap Growth Fund	2,530,473 units	**	111,467,336
	T. Rowe Price U.S. Equity Research Fund	1,452,816 units	**	44,935,606
	T. Rowe Price Retirement 2010 Fund	233,425 units	**	4,208,646
	T. Rowe Price Retirement 2015 Fund	335,862 units	**	4,869,995
	T. Rowe Price Retirement 2020 Fund	1,350,766 units	**	29,838,426
	T. Rowe Price Retirement 2025 Fund	2,343,505 units	**	41,667,514
	T. Rowe Price Retirement 2030 Fund	1,502,348 units	**	38,910,816
	T. Rowe Price Retirement 2035 Fund	1,862,180 units	**	35,437,293
	T. Rowe Price Retirement 2040 Fund	1,062,299 units	**	28,745,811
	T. Rowe Price Retirement 2045 Fund	2,429,514 units	**	44,994,599
	T. Rowe Price Retirement 2050 Fund	965,878 units	**	15,106,338
	T. Rowe Price Retirement 2055 Fund	1,116,373 units	**	17,750,335
	T. Rowe Price Retirement 2060 Fund	509,339 units	**	6,468,600
	T. Rowe Price Retirement Balanced Fund	140,473 units	**	2,177,328
	Vanguard Institutional Index Fund	366,457 units	**	106,356,787
	Cash Equivalents:
	PIMCO Government Money Market Institutional Fund	2,120,646 units	**	2,432,596
	Collective Trust Funds:
	BlackRock U.S. Debt Index T Fund	1,321,258 units	**	29,184,068
	Loomis Sayles Core Plus Fixed Income Fund	860,029 units	**	13,485,256
	Pooled Separate Account:
	New York Life Insurance Anchor Account	92,508,328 units	**	92,508,328
	Total Investments			1,130,112,020
*	Participant Loan Funds ***	4.25% to 9.25%	$—	26,397,205
				$1,156,509,225

*	Indicates party-in-interest investment.

**	Cost information is not required for participant-directed investments, therefore it is not included.

***	Loan maturities range from January 2, 2020 through May 7, 2040.

Exhibit Index
The following document is filed as part of this report:

Exhibit Number	Exhibit Description
23	Consent of Independent Registered Public Accounting Firm

Signature
Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefits Committee of the MDU Resources Group, Inc. 401(k) Retirement Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MDU RESOURCES GROUP, INC.
401(k) Retirement Plan

DATE:	June 12, 2020	BY:	/s/ Jason L. Vollmer
Jason L. Vollmer
Chairman, Employee Benefits Committee